                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             -----------------------

                              ATLANTIC REALTY TRUST
                              ---------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value $.01 per share
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    048798102
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

                    Carolyn Tiffany                          David J. Heymann
First Union Real Estate Equity and Mortgage Investments    Post & Heymann, LLP
                    7 Bulfinch Place                      100 Jericho Quadrangle
                       Suite 500                                Suite 214
              Boston, Massachusetts 02114                Jericho, New York 11753
                     (617) 570-4614                           (516) 681-3636

     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 2004
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))                                          Page 1 of 8


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CUSIP NO.  048798102                13D                              Page 2 of 8


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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         First Union Real Estate Equity and Mortgage Investments
         I.R.S. I.D. No. 34-6513657

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2.  Check the Appropriate Box if a Member of a Group *

                         (a) [ ]
                         (b) [ ]
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3.  SEC Use Only

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4.  Sources of Funds *

                         WC
--------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                             [ ]
--------------------------------------------------------------------
6.      Citizenship or Place of Organization

                         Delaware
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Number                   7.  Sole Voting Power        267,000
of                 ______________________________________________
Shares                   8.  Shared Voting Power       - 0 -
Beneficially       ______________________________________________
Owned by Each            9.  Sole Dispositive Power   267,000
Reporting          ______________________________________________
Person With              10. Shared Dispositive Power  - 0 -
--------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     267,000 Shares
------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
                             [ ]
------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     7.5%

------------------------------------------------------------------
14.  Type of Reporting Person*

     OO
------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  048798102               13D                               Page 3 of 8

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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Michael L. Ashner
--------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group *

                         (a) [ ]
                         (b) [ ]
--------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------
4.  Sources of Funds *

                         WC
--------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                             [ ]
--------------------------------------------------------------------
6.      Citizenship or Place of Organization

                         New York
--------------------------------------------------------------------
Number                   7.  Sole Voting Power        80,000
of                 ______________________________________________
Shares                   8.  Shared Voting Power       - 0 -
Beneficially       ______________________________________________
Owned by Each            9.  Sole Dispositive Power   80,000
Reporting          ______________________________________________
Person With              10. Shared Dispositive Power  - 0 -
--------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     80,000 Shares
------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                             [ ]
------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     2.25%

------------------------------------------------------------------
14.  Type of Reporting Person*

     IN
------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

         Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to common shares of beneficial interest, par value $.01 per share ("Shares") of Atlantic Realty Trust, a Maryland real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 747 Third Avenue, New York, New York 10017.

         Item 2.  Identity and Background.

         (a) This statement is being filed by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union") and Michael L. Ashner ("Ashner").

         (b) The principal business address of First Union is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114. The principal business address of Ashner is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753.

         (c) The principal business of First Union is to acquire, hold and ultimately dispose of real estate related assets including, without limitation, real property and securities in entities that invest in real property. The principal business of Ashner is the Chief Executive Officer of First Union as well as other real estate investment entities.

         (d) and (e) During the last five years, neither First Union nor Ashner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Ashner is a citizen of the United States.

         Item 3.  Source and Amount of Funds of Other Consideration.

         First Union purchased the 267,000 Shares for an aggregate purchase price of $4,203,036. The source of funds to acquire the 267,000 Shares was provided from the working capital of First Union. Ashner purchased the 80,000 Shares for an aggregate purchase price of $885,377.

         Item 4.  Purpose of Transaction.

            First Union and Ashner has acquired the Shares reported herein with a view to making a profit on its investment. In light of its investment objectives, First Union intends to consider appropriate methods of maximizing the value of the Shares and, to the extent consistent with its investment objectives, shareholder value in general.

         In this regard, on January 12, 2004 Ashner, the Chief Executive Officer of First Union contacted Joel Pashcow, the Chairman and President of the Issuer to discuss a possible business combination between the Issuer and First Union. The telephone conversation was followed by the delivery of a formal written proposal to the Issuer.

         In general, the proposal seeks to merge the Issuer with and into First Union, or a subsidiary thereof, in exchange for $16.25 per common share of beneficial interest, payable, at the election of the Trust Shareholder, either
(i) in cash, or (ii) in exchange for First Union's Series A cumulative convertible redeemable preferred shares of beneficial interest (the "Preferred Shares") at a rate of .65 Preferred Shares per Share. In the event that holders of Shares holding more than 1,901,760 Shares in the aggregate elect to receive Preferred Shares, such shareholders will receive (i) a number of Preferred Shares equal to (a) .65 multiplied by (b) a fraction, the numerator of which is 1,901,760 and the denominator of which is the total number of Shares to be exchanged for Preferred Shares and (ii) cash equal to (x) $16.25 multiplied by
(y) a fraction, the numerator of which is the number of Shares to be exchanged for Preferred Shares less 1,901,760 and the denominator of which is the number of Shares to be exchanged for Preferred Shares. The consideration would be subject to upward or downward adjustment, as the case may be, based (i) on a projected post-closing net cash balance of the Issuer of $17,500,000 and (ii) any stock splits, issuances, repurchases, reclassifications and other transactions effecting the value of the Issuer. The proposal also provides that it is subject to, among other things, the satisfactory completion by First Union of a five-business day due diligence review of the Issuer.

         Item 5.  Interest of Securities of the Issuer.

         (a) First Union directly owns 267,000 Shares representing 7.5% of the total outstanding Shares. Ashner, together with his wife, directly owns 80,000 Shares representing 2.25%. First Union disclaims beneficial ownership of the shares held by Ashner and Ashner disclaims beneficial ownership of the Shares held by First Union. The foregoing is based upon is based upon 3,561,553 Shares outstanding which represents the number of shares reported outstanding in the Issuer's most recently filed report on Form 10-Q.

         (b) First Union has the sole power to vote and dispose of 267,000 Shares owner by First Union and Ashner has the sole power to vote and dispose of the 80,000 Shares owned by Ashner.

         (c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union. All such transactions were purchases effected by First Union on the open market.

         Date                  Number of Shares              Price Per Share
         ----                  ----------------              ---------------
         12/29/03                      3,140                    $14.6410
         12/31/03                      2,700                    $14.68
         1/7/04                        3,000                    $15.6313

         1/8/04                          200                    $15.86
         1/8/04                      252,900                    $16.00
         1/9/04                        5,060                    $16.00

Set forth below is a description of all transactions in Shares that were effected during the past sixty days by Ashner. All such transactions were purchases effected by Ashner on the open market.

         Date                    Number of Shares            Price Per Share
         ----                    ----------------            ---------------
         11/5/03                        15,750                  $12.30
         11/19/03                      108,675                  $12.65

         (d)  Not applicable

         (e)  Not applicable

         Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

            Except as may otherwise be described in Item 4 hereto and in the succeeding sentence, there are no contracts, arrangements, understandings or relationships among First Union and between such persons and any persons with respect to any securities of First Union. Ashner has indicated that if the proposal discussed in Item 4 is proposed to the shareholders of the Issuer, he and his spouse would vote their 80,000 Shares in favor of such proposal.

         Item 7.  Materials to be Filed as Exhibits.

         Exhibit 1.  Press Release of First Union dated January 12, 2004

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2004                    FIRST UNION REAL ESTATE EQUITY AND
                                            MORTGAGE INVESTMENTS


                                            By: /s/ Michael L. Ashner
                                                ---------------------
                                                Michael L. Ashner
                                                Chief Executive Officer


Dated:  January 12, 2004                    /s/ Michael L. Ashner
                                            ---------------------
                                            Michael L. Ashner